                                                                    EXHIBIT 99.2

                    ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

                          SHAMIR OPTICAL INDUSTRY LTD.

                                 APRIL 26, 2007

                           Please date, sign and mail
                             your proxy card in the
                            envelope provided as soon
                                  as possible.

     Please detach along perforated line and mail in the envelope provided.

        THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS A VOTE "FOR" THE
                             PROPOSALS LISTED BELOW.

   PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK
                YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE [X]

                                                                    ANNUAL GENERAL MEETING

                                                                                                                FOR   AGAINST ABSTAIN

                                                  1.   Ratification of the re-appointment of Kost, Forer,       [_]     [_]     [_]
                                                       Gabbay & Kasierer, independent public accountants and a
                                                       member of Ernst & Young Global, as the Company's
                                                       independent auditors for the period ending at the close
                                                       of the next annual general meeting;

                                                  2.   Election of Dr. Joseph Tzur as an External Director of   [_]     [_]     [_]
                                                       the Company for a three-year term;

                                                  3.   Re-election of each of Messrs. Giora Ben-Ze'ev and       [_]     [_]     [_]
                                                       Ze'ev Feldman to hold office as a Class A Director of
                                                       the Company until the close of the third succeeding
                                                       annual general meeting to be held in 2010;

                                                  4.   Re-election of Mr. Uzi Tzur to hold office as a Class C  [_]     [_]     [_]
                                                       Director of the Company until the close of the second
                                                       succeeding annual general meeting to be held in 2009;

                                                  5.   Approval of a new compensation arrangement for the       [_]     [_]     [_]
                                                       Company's Directors, including the External Directors;
                                                       and

                                                  6.   Approval and ratification of the Company's purchase of   [_]     [_]     [_]
                                                       an insurance policy of directors' and officers'
                                                       liability.

                                                  In their discretion, the proxies are authorized to vote upon such other business as may properly come before the Annual
                                                  General Meeting of Shareholders.

To change the address on your account, please [_] THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE
check the box at right and indicate your new      MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO
address in the address space above. Please        DIRECTION IS MADE, THE PROXY WILL BE VOTED FOR EACH OF THE
note that changes to the registered name(s)       PROPOSALS. SHOULD ANY OTHER MATTER REQUIRING A VOTE OF THE
on the account may not be submitted via this      SHAREHOLDERS ARISE, THE PROXIES NAMED ABOVE ARE AUTHORIZED
method                                            TO VOTE IN ACCORDANCE WITH THEIR BEST JUDGMENT IN THE
                                                  INTEREST OF THE COMPANY.

                                                  PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY PROMPTLY USING
                                                  THE ENCLOSED ADDRESSED ENVELOPE. IF YOU DO NOT SIGN AND
                                                  RETURN A PROXY OR ATTEND THE MEETINGS AND VOTE, YOUR SHARES
                                                  CAN NOT BE VOTED.

Signature of Shareholder ______________  Date: _______  Signature of Shareholder ______________  Date: _______

NOTE: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

                          SHAMIR OPTICAL INDUSTRY LTD.

           THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

I, the undersigned shareholder of Shamir Optical Industry Ltd. (the "Company"), do hereby nominate, constitute and appoint Mr. David Bar-Yosef and Mr. Yagen
Moshe, or any one of them, my true and lawful proxy and attorney(s) with full power of substitution for me and in my name, place and stead, to represent and vote all of the ordinary shares, par value NIS 0.01 per share, of the Company, held in my name on its books as of March 19, 2007, at the Annual General Meeting of Shareholders to be held on April 26, 2007 (or as otherwise adjourned).

By my signature, I herby revoke any and all proxies previously given.

                (CONTINUED AND TO BE SIGNED ON THE REVERSE SIDE)